Exhibit 99.1

Dell Technologies Concludes Strategic Review and Reaches Agreement to Exchange Class V Tracking Stock for Equity or Cash Election Option

Company Simplifies Capital Structure and Enters Public Equity Market

Michael Dell and Silver Lake Remain Committed as

Long-Term Stockholders and Strategic Partners

ROUND ROCK, Texas – July 2, 2018

News summary

•	Dell Technologies to offer a new class of publicly listed common stock following completion of proposed exchange of Dell Technologies Class V tracking stock for Dell Technologies Class C common stock

•	The Class V stockholders will have the option to elect $109 in cash consideration per Class V share, up to $9 billion in aggregate, which represents a 29% premium to the Class V closing share price immediately prior to announcement

•	$109 in value per share implies a total market capitalization of $21.7 billion for the Class V stockholders

•	VMware’s board of directors, on the recommendation of a special committee of its directors, has voted to declare an $11 billion cash dividend pro rata to all VMware stockholders contingent on satisfaction of the other conditions to the completion of the transaction. Dell Technologies’ share of such dividend will be approximately $9 billion. Pro forma for the transaction, DVMT stockholders will own 20.8%-31.0% of Dell Technologies, depending on cash election amounts

•	The Special Committee of Dell Independent Directors recommends the transaction following extensive independent review; the transaction is subject to stockholder approval by holders of the Class V shares

•	Transaction simplifies capital structure and positions Dell Technologies to build on its growing strategic and financial strength

•	VMware maintains its independence as a separate publicly traded company while Dell Technologies will continue to own 81% of VMware common stock

•	Investor call today at 7:00am CT/8:00am ET

Full story

Dell Technologies announced today that it has reached an agreement with its Special Committee of independent directors to exchange the outstanding Class V tracking stock for Class C common stock of Dell Technologies or an optional cash election. Dell Technologies Class C common stock will become publicly listed on the New York Stock Exchange.

Dell Technologies will propose to exchange each share of Dell Technologies Class V tracking stock for 1.3665 shares of Dell Technologies Class C common stock, or at the holder’s election, $109 in cash, subject to the aggregate amount of cash consideration not exceeding $9 billion. All of the shares of Class V tracking stock of holders who do not opt to receive cash will be converted into Class C common stock, and the Class V tracking stock will be eliminated.

The offer of $109 in cash consideration per share represents a 29% premium to the Class V share closing price prior to announcement and gives holders of Class C common stock the opportunity to participate in Dell Technologies’ future value creation. Following the close, current Class V stockholders will own 20.8%-31.0% of Dell Technologies, depending on cash election amounts. Based on an implied value of $109 per share, Dell Technologies, excluding the Class V common stock, had a pre-transaction equity value of $48.4 billion and a pro forma fully diluted equity value of $61.1 – 70.1 billion.

VMware’s board of directors, on the recommendation of a special committee of its directors, has voted to declare an $11 billion cash dividend pro rata to all VMware stockholders contingent on satisfaction of the other conditions to the completion of the transaction. Dell Technologies’ share of such dividend will be approximately $9 billion. Dell Technologies intends to use the dividend proceeds to finance the cash consideration paid to Class V stockholders, with remaining cash proceeds, if any, being used to fund future share repurchases or debt pay-down.

“I am proud to lead this great company into its next chapter as we continue to evolve and grow to the benefit of our customers, partners, investors and team members,” said Michael Dell, Chairman and CEO of Dell Technologies. “Unprecedented data growth is fueling the digital era of IT, and we are uniquely positioned with our portfolio of technologies and services to enable the digital, IT, security and workforce transformations of our customers. Most importantly, I remain deeply committed to this company and working with our world-class team to build the long-term value of Dell Technologies and its businesses.” Michael Dell, who currently owns 72% of Dell Technologies common shares, will continue to serve as Chairman and CEO.

The Special Committee said, “Over the last five months, with the assistance of our independent financial and legal advisors, we have conducted a thorough evaluation of a number of alternatives to maximize stockholder value. Throughout the process, we had ongoing discussions and negotiations with Dell Technologies regarding the transaction structure and key value parameters. Following this comprehensive evaluation, we determined that the transaction announced today is the best way to maximize value for all Class V stockholders. The implied value of $109 per Class V share Class V stockholders with a significant and immediate premium as well as the ability to participate in the future upside of Dell Technologies. Further, the option for stockholders to elect up to $9 billion in cash (nearly half of the implied transaction value) provides stockholders the ability to, in whole or in part, obtain certainty on the value received for their shares.”

Dell Technologies is experiencing strong positive momentum across its businesses after a period of strong revenue growth, earnings, cash flow and accelerated debt pay-down. In the most recent quarter, the company generated revenue of $21.4 billion, a 19% increase year-over-year, net loss decreased 55% to $0.5 billion and the company generated $2.4 billion of adjusted EBITDA, a 33% increase year-over-year. Over the trailing twelve-month period Dell Technologies generated $82.4 billion of revenue with a net loss of $2.3 billion and cash flow from operations of $7.7 billion. Over the same period, Dell generated $83.5 billion of non-GAAP revenue, $4.8 billion of non-GAAP net income and $9.7 billion of adjusted EBITDA. Dell Technologies has maintained a disciplined pace of deleveraging, having paid down $13 billion of gross debt since its merger with EMC in September 2016.

Silver Lake, which partnered with Michael Dell in 2013 to execute the largest privatization in the history of the technology industry, currently owns 24% of Dell Technologies’ common shares and as part of this transaction will maintain the entirety of its investment in the company.

Egon Durban, Managing Partner and Managing Director of Silver Lake, commented: “We are grateful to Michael and his management team at Dell Technologies and VMware for their extraordinary performance that has preceded this transaction, which will enable the company to continue on its accelerating growth trajectory. We are excited that public investors will share in Dell Technologies’ dynamic value creation with Silver Lake, which has no plans to seek liquidity and remains an enthusiastic long-term shareholder. Dell Technologies has the most complete and richest portfolio of technology assets spanning all aspects of digital and IT transformation and is strategically positioned to take full advantage of the new era of emerging technology trends including IoT, AI, Machine Learning, 5G, cloud computing and mobility. It is an honor for Silver Lake to be an investor and partner with one of the world’s great companies, entrepreneurs and management teams.”

A special committee of independent members of VMware’s board of directors recommended that the VMware board declare the contingent cash dividend to support the transaction. Dell Technologies believes the elimination of the Class V tracking stock and simplification of the VMware ownership structure is beneficial to VMware Class A public stockholders. VMware Class A public stockholders will also participate pro rata in the significant return of capital. VMware will remain an independent publicly traded company.

“VMware has thrived as part of the Dell Technologies family and has seen tremendous traction and strategic relevance with all customers, resulting in significant revenue growth and financial performance,” said Michael Dell. “After the transaction concludes, I am looking forward to VMware’s continued independent status, strategy and capital allocation policy for organic investment, M&A and shareholder returns.”

VMware has benefited from substantial synergies as part of the Dell Technologies family. VMware generated approximately $400 million in growth synergies in FY18 related to its affiliation with Dell Technologies, and in FY19 is on track to achieve $700 million faster than initially expected.

Right Structure for Continued Success

The transaction simplifies Dell Technologies’ capital and ownership structure and creates a class of publicly-traded security that reflects the full value of the Dell Technologies family of businesses. As a public company, Dell Technologies has maintained and plans to continue to maintain the same strategic focus on long-term growth that the company had achieved while being privately managed. Dell Technologies’ performance showcases the strength of its end-to-end suite of solutions and complementary businesses. Dell Technologies has been recognized by customers as the essential and trusted technology partner, leading to strong financial performance.

Continued Track Record of Success

As Dell Technologies has continued to successfully integrate EMC’s businesses, the company has significantly improved its strategic position with deeper customer relationships of increasing size and scope, enhanced its go-to-market reach, accelerated its growth and share gain momentum, and fostered a culture of winning.

Customers will continue to receive the widest technology portfolio from the edge to the core to the cloud, enabling them to digitally transform their businesses. To meet the growing demand of customers and partners to buy solutions across Dell Technologies’ family of businesses, the company remains committed to simplifying its offerings and making the full customer experience both easier and faster.

A focus on innovation through continued R&D investments and a simplified customer experience has led to Dell Technologies being included in 21 Gartner Magic Quadrants and becoming the leader in 13 of such quadrants, and IDC ranking Dell Technologies #1 in nearly all the areas where it competes.

Conditions to Close

The transaction is subject to approval by Class V stockholders representing a majority of the voting power of the outstanding Class V common stock other than those held by affiliates of Dell Technologies. The transaction is also subject to other customary closing conditions. It is expected to close in the fourth quarter of calendar year 2018.

Investor Conference Call

Dell Technologies will conduct an investor conference call at 8:00 a.m. ET / 7:00 a.m. CT today, July 2, 2018. To listen to the live webcast, please visit Dell Technologies’ Investor Relations site. The webcast presentation will be archived.

Advisors

Goldman Sachs & Co. LLC is acting as financial advisor to Dell Technologies. J.P. Morgan and Perella Weinberg Partners are acting as financial advisors to VMware. Evercore Partners is acting as financial advisor to the Special Committee of independent directors of the Board of Directors of Dell Technologies, and Lazard is acting as financial advisor to the Special Committee of independent directors of the Board of Directors of VMware. Simpson Thacher & Bartlett LLP is acting as legal advisor to Dell Technologies and Silver Lake, and Latham & Watkins LLP is acting as legal advisor to the Special Committee of independent directors of the Board of Directors of Dell Technologies. Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Michael Dell and MSD Partners. Morrison & Foerster, LLP is acting as legal advisor to VMware, and Gibson, Dunn & Crutcher LLP is acting as legal advisor to the Special Committee of independent directors of the Board of Directors of VMware.

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Additional resources

•	Virtual Press Kit about today’s news

•	Class V Stockholder Special Committee press release

•	Connect with Dell Technologies via Twitter, Facebook, YouTube and LinkedIn

•	Follow the latest news on Twitter from @Dell or @DellEMCNews

About Dell Technologies

Dell Technologies is a unique family of businesses that provides the essential infrastructure for organizations to build their digital future, transform IT and protect their most important asset, information. The company services customers of all sizes across 180 countries – ranging from 99 percent of the Fortune 500 to individual consumers – with the industry’s most comprehensive and innovative portfolio from the edge to the core to the cloud.

CONTACT:

Investors: Investor_Relations@Dell.com

Media: Media.Relations@Dell.com

Proxy Solicitor:

Scott Winter / Art Crozier

Innisfree M&A Incorporated

212-750-5833

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Special Note on Forward-Looking Statements:

Statements in this press release that relate to future results and events are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 and are based on Dell Technologies’ current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “confidence,” “could,” “estimate,” “expect,” “guidance,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should,” “will” and “would,” or similar words or expressions that refer to future events or outcomes.

Dell Technologies’ results or events in future periods could differ materially from those expressed or implied by these forward-looking statements because of risks, uncertainties, and other factors that include, but are not limited to, the following: the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders, the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware common stock; competitive pressures; Dell Technologies’ reliance on third-party suppliers for products and components including reliance on single-source or limited-source suppliers; Dell Technologies’ ability to achieve favorable pricing from its vendors; adverse global economic conditions and instability in financial markets; Dell Technologies’ execution of its growth, business and acquisition strategies; the success of Dell Technologies’ cost efficiency measures; Dell Technologies’ ability to manage solutions and products and services transitions in an effective manner; Dell Technologies’ ability to deliver high-quality products and services; Dell Technologies’ foreign operations and ability to generate substantial non-U.S.net revenue; Dell Technologies’ product, customer, and geographic sales mix, and seasonal sales trends; the performance of Dell Technologies’ sales channel partners; access to the capital markets by Dell Technologies or its customers; weak economic conditions and additional regulation; counterparty default risks; the loss by Dell Technologies of any services contracts with its customers, including government contracts, and its ability to perform such contracts at its estimated costs; Dell Technologies’ ability to develop and protect its proprietary intellectual property or obtain licenses to intellectual property developed by others on commercially reasonable and competitive terms; infrastructure disruptions, cyberattacks, or other data security breaches; Dell Technologies’ ability to hedge effectively its exposure to fluctuations in foreign currency exchange rates and interest rates; expiration of tax holidays or favorable tax rate structures, or unfavorable outcomes in tax audits and other tax compliance matters; impairment of portfolio investments; unfavorable results of legal proceedings; increased costs and additional regulations and requirements as a result of Dell Technologies operation as a public company; Dell Technologies’ ability to develop and maintain effective internal control over financial reporting; compliance requirements of changing environmental and safety laws; the effect of armed hostilities, terrorism, natural disasters, and public health issues; Dell Technologies’ substantial level of indebtedness; the impact of the financial performance of VMware; and the market volatility of Dell Technologies’ pension plan assets.

This list of risks, uncertainties, and other factors is not complete. Dell Technologies discusses some of these matters more fully, as well as certain risk factors that could affect the Dell Technologies’ business, financial condition, results of operations, and prospects, in its reports filed with the Securities and Exchange Commission, including Dell Technologies’ Annual Report on Form 10-K for the fiscal year ended February 2, 2018, quarterly reports on Form 10-Q, and current reports on Form 8-K. These filings are available for review through the Securities and Exchange Commission’s website at www.sec.gov. Any or all forward-looking statements Dell Technologies makes may turn out to be wrong and can be affected by inaccurate assumptions Dell Technologies might make or by known or unknown risks, uncertainties and other factors, including those identified in this press release. Accordingly, you should not place undue reliance on the forward-looking statements made in this press release, which speak only as of its date. Dell Technologies does not undertake to update, and expressly disclaims any duty to update, its forward-looking statements, whether as a result of circumstances or events that arise after the date.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock, Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies will file a registration statement containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at www.investors.delltechnologies.com.

Participants in the Solicitation

Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information regarding Dell Technologies’ directors and executive officers is contained in Dell Technologies’ proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 15, 2018. Additional information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the aforementioned proxy statement/prospectus to be filed with the SEC.

DELL TECHNOLOGIES INC.

Selected Financial Measures

(in millions, except percentages; unaudited)

					Trailing Twelve
	Three Months Ended				Months
	August 4, 2017	November 3, 2017	February 2, 2018	May 4, 2018	May 4, 2018
Net revenue	$19,521	$19,556	$21,963	$21,356	$82,396

Gross margin	$4,968	$5,220	$5,892	$5,878	$21,958
% of net revenue	25%	27%	27%	28%	27%

Operating expenses	$5,633	$5,630	$5,961	$6,031	$23,255
% of net revenue	29%	29%	27%	28%	28%

Operating loss	$(665)	$(410)	$(69)	$(153)	$(1,297)
% of net revenue	(3)%	(2)%	(0)%	(1)%	(2)%

Net loss	$(739)	$(851)	$(133)	$(538)	$(2,261)
% of net revenue	(4)%	(4)%	(1)%	(3)%	(3)%

Cash flow from operations	$1,820	$1,639	$3,099	$1,159	$7,717

SUPPLEMENTAL SELECTED NON-GAAP FINANCIAL MEASURES

These tables present information about the Company’s non-GAAP net revenue, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, EBITDA, and adjusted EBITDA, which are non-GAAP financial measures provided as a supplement to the results provided in accordance with generally accepted accounting principles in the United States of America (“GAAP”). A detailed discussion of Dell Technologies’ reasons for including these non-GAAP financial measures, the limitations associated with these measures, the items excluded from these measures, and our reason for excluding those items are presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in our periodic reports filed with the SEC. Dell Technologies encourages investors to review the non-GAAP discussion in conjunction with the presentation of non-GAAP financial measures.

DELL TECHNOLOGIES INC.

Selected Non-GAAP Financial Measures

(in millions, except percentages; unaudited)

					Trailing Twelve
	Three Months Ended				Months
	August 4, 2017	November 3, 2017	February 2, 2018	May 4, 2018	May 4, 2018
Non-GAAP net revenue	$19,856	$19,851	$22,247	$21,543	$83,497

Non-GAAP gross margin	$6,259	$6,474	$7,134	$6,919	$26,786
% of non-GAAP net revenue	32%	33%	32%	32%	32%

Non-GAAP operating expenses	$4,393	$4,365	$4,762	$4,893	$18,413
% of non-GAAP net revenue	22%	22%	21%	23%	22%

Non-GAAP operating income	$1,866	$2,109	$2,372	$2,026	$8,373
% of non-GAAP net revenue	9%	11%	11%	9%	10%

Non-GAAP net income	$1,112	$1,199	$1,298	$1,174	$4,783
% of non-GAAP net revenue	6%	6%	6%	5%	6%

Adjusted EBITDA	$2,180	$2,441	$2,718	$2,383	$9,722
% of non-GAAP net revenue	11%	12%	12%	11%	12%

DELL TECHNOLOGIES INC.

Reconciliation of Selected Non-GAAP Financial Measures

(in millions; unaudited)

	Three Months Ended				Trailing Twelve Months May 4, 2018
	August 4, 2017	November 3, 2017	February 2, 2018	May 4, 2018
Net revenue	$19,521	$19,556	$21,963	$21,356	$82,396
Non-GAAP adjustments:
Impact of purchase accounting	335	295	284	187	1,101

Non-GAAP net revenue	$19,856	$19,851	$22,247	$21,543	$83,497

Gross margin	$4,968	$5,220	$5,892	$5,878	$21,958
Non-GAAP adjustments:
Amortization of intangibles	920	914	910	710	3,454
Impact of purchase accounting	348	307	292	193	1,140
Transaction related	10	5	2	116	133
Other corporate expenses	13	28	38	22	101

Non-GAAP gross margin	$6,259	$6,474	$7,134	$6,919	$26,786

Operating expenses	$5,633	$5,630	$5,961	$6,031	$23,255
Non-GAAP adjustments:
Amortization of intangibles	(820)	(820)	(820)	(812)	(3,272)
Impact of purchase accounting	(58)	(59)	(59)	(29)	(205)
Transaction related	(128)	(81)	(85)	(50)	(344)
Other corporate expenses	(234)	(305)	(235)	(247)	(1,021)

Non-GAAP operating expenses	$4,393	$4,365	$4,762	$4,893	$18,413

Operating loss	$(665)	$(410)	$(69)	$(153)	$(1,297)
Non-GAAP adjustments:
Amortization of intangibles	1,740	1,734	1,730	1,522	6,726
Impact of purchase accounting	406	366	351	222	1,345
Transaction related	138	86	87	166	477
Other corporate expenses	247	333	273	269	1,122

Non-GAAP operating income	$1,866	$2,109	$2,372	$2,026	$8,373

Net loss	$(739)	$(851)	$(133)	$(538)	$(2,261)
Non-GAAP adjustments:
Amortization of intangibles	1,740	1,734	1,730	1,522	6,726
Impact of purchase accounting	406	366	351	222	1,345
Transaction related	138	86	87	166	477
Other corporate expenses	247	333	273	269	1,122
Aggregate adjustment for income taxes	(680)	(469)	(1,010)	(467)	(2,626)

Non-GAAP net income	$1,112	$1,199	$1,298	$1,174	$4,783

Net loss	$(739)	$(851)	$(133)	$(538)	$(2,261)
Adjustments:
Interest and other, net	545	682	554	470	2,251
Income tax benefit	(471)	(241)	(490)	(85)	(1,287)
Depreciation and amortization	2,142	2,137	2,143	1,914	8,336

EBITDA	$1,477	$1,727	$2,074	$1,761	$7,039

EBITDA	$1,477	$1,727	$2,074	$1,761	$7,039
Adjustments:
Stock-based compensation expense	208	221	205	199	833
Impact of purchase accounting	335	298	284	222	1,139
Transaction-related expenses	138	86	87	166	477
Other corporate expenses	22	109	68	35	234

Adjusted EBITDA	$2,180	$2,441	$2,718	$2,383	$9,722

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